

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Kathy Hibbs
Chief Administrative Officer
23andMe Holding Co.
349 Oyster Point Boulevard
South San Francisco, California 94080

> **Re: 23andMe Holding Co.**
> **Registration Statement on Form S-3**
> **Filed February 6, 2023**
> **File No. 333-269595**

Dear Kathy Hibbs:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alexandra Good, Esq.